T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

(By courier)

Mr. Paul M. Dudek, Esq.
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F St., NE
Washington, D.C. 20549 U.S.A.

SUPPL

Re: Invensys plc
SEC File No. 82 - 2142
Amendment to the Application for Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Dear Mr Dudek

Reference is hereby made to the letter provided to the Securities and Exchange Commission (the "Commission") on behalf of Invensys plc (the "Application Letter"), a company incorporated under the laws of England and Wales (the "Company"), in order to establish an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder. With this letter, the Company hereby amends its Application Letter by confirming that it has elected to electronically publish the information required under Rule 12g3-2(b), in lieu of continuing to furnish such information to the Commission in paper format.

In accordance with paragraph (f) of Rule 12g3-2, the Company will publish on its Internet Website, on an ongoing basis, the information as described in clauses (A), (B) or (C) of subparagraph (b)(1)(i) of Rule 12g3-2 promptly after such information is made or is required to be made public. The address of the Company's website on which such information will be published is www.invensys.com. At a minimum, the Company will publish English translations of the following documents: (i) its annual report, including or accompanied by annual financial statements; (ii) press releases; and (iv) all other communications and documents distributed directly to holders of the Company's ordinary shares.

All information and documents published by the Company under paragraph (f) of Rule 12g3-2 will be so published on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the publication of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and its enclosures by date-stamping the enclosed copy of this letter and returning it to us.

dlw 8/22

Registered Office: Portland House
Bressenden Place, London, SW1E 5BF
Registered in England No. 166023

If you have any questions with regard to this information, please contact the undersigned.

Yours sincerely

Rachel Spencer
Deputy Secretary
Telephone: +44 20 7821 3749
Fax: +44 20 7821 3884
E-mail: Rachel.spencer@invensys.com

END